Oragenics, Inc.

4902 Eisenhower Boulevard, Suite

Tampa, Florida 33634

July 11, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Ms. Dorrie Yale

Re:	Oragenics, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-224950

Request for Acceleration

Dear Ms. Yale:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on Thursday July 12, 2018, or as soon thereafter as is practicable.

Please call Mark Catchur, of Shumaker, Loop & Kendrick, LLP counsel to the Registrant, at (813) 227-2264 with any comments or questions regarding this matter.

Very truly yours,

By:	/s/ Michael Sullivan
Name: Michael Sullivan
Title: Chief Financial Officer

cc:	Mark A. Catchur, Shumaker, Loop & Kendrick, LLP